Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

 petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100 306 WEST SEVENTH STREET, SUITE 302 1000 LOUISIANA STREET, SUITE 1900

AUSTIN, TEXAS 78729-1707 FORT WORTH, TEXAS 76102-4987 HOUSTON, TEXAS 77002-5008

512-249-7000 817- 336-2461 713-651-9944

www.cgaus.com

January 25, 2023

Mr. Jarret Marcoux

Executive Vice President of Engineering & Acquisitions

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Re: Evaluation Summary

Sitio Royalties Corp. Interests

Various States

Proved Reserves

As of December 31, 2022

Dear Mr. Marcoux:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned royalty interests. We completed our evaluation on January 25, 2023. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by Sitio Royalties Corp. (“Sitio Royalties”), all of which are located in various basins in the United States. This evaluation utilized an effective date of December 31, 2022, was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts for the reserves are summarized below:

			Proved
		Proved	Developed
		Developed	Non-	Proved
		Producing	Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	27,249.8	157.3	7,649.5	35,056.6
Gas	- MMcf	132,526.1	963.2	25,953.1	159,442.3
NGL	- Mbbl	15,055.2	114.0	3,189.9	18,359.1
Revenue
Oil/Condensate	- M$	2,533,035.3	14,648.5	714,226.0	3,261,908.7
Gas	- M$	755,745.0	5,814.0	147,326.4	908,884.4
NGL	- M$	526,882.1	3,941.8	111,147.3	641,970.8
Severance Taxes and

Evaluation Summary

As of December 31, 2022

Ad Valorem Taxes	- M$	320,731.0	2,030.4	82,224.4	404,985.6
Operating Expenses	- M$	0.0	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0	0.0
Operating Income (BFIT)	- M$	3,494,937.3	22,374.0	890,474.4	4,407,786.0
Discounted at 10.0%	- M$	1,826,256.1	11,662.3	586,857.3	2,424,773.1

In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

As requested, SEC pricing was applied as follows:

Year	WTI Cushing Oil ($/bbl)	Henry Hub Gas ($/MMBtu)
2023	93.67	6.358
Thereafter	Flat	Flat
Cap	93.67	6.358

In accordance with the SEC guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. The above prices were adjusted for differentials based on an analysis of check stub data from the last 12 months by Sitio Royalties. Deductions were applied to the net gas volumes for fuel and shrinkage. NGL prices were forecast as fractions of the above oil price. The adjusted volume-weighted average product prices over the life of the properties are $93.05 per barrel of oil, $5.70 per Mcf of gas, and $34.97 per barrel of NGL.

Severance taxes were scheduled based on statutory rates, and ad valorem tax rates were applied by state. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have been considered.

The proved reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. However, we are not aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

Evaluation Summary

As of December 31, 2022

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary under the circumstances to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Sitio Royalties. Ownership interests were supplied by Sitio Royalties and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is independent with respect to Sitio Royalties as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Texas Registered Engineering Firm F-693

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